Exhibit D-3(C)

                                  PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION
                            Harrisburg, PA 17105-3265

                                         Public Meeting held September 17, 1998


Commissioners Present:

         John M. Quain, Chairman
         Robert K. Bloom, Vice Chairman
         David W. Rolka
         Nora Mead Brownell
         Aaron Wilson, Jr.

Securities  Certificate  of  Pennsylvania            S-00980701
Electric  Company for the assumption of
certain contingent liabilities in connection with a nuclear fuel lease.




                                OPINION AND ORDER

BY THE COMMISSION:

         On August 21, 1998, Pennsylvania Electric Company (Penelec) filed for registration pursuant to Chapter 19 of the Pennsylvania Public Utility Code, 66 Pa. C.S. Section 1901, et seq., a Securities Certificate for the assumption of
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certain contingent liabilities in connection with a nuclear fuel lease.

         Penelec currently leases its share of the nuclear material, which includes nuclear fuel, fuel assemblies, and component parts (Nuclear Material) that is used at Three Mile Island Unit No. 1 (TMI-1). Penelec holds a 25% ownership in TMI-1. Pursuant to a lease agreement which was the subject of Securities Certificate S-910140 registered by Order of the Commission entered August 1, 1991, Penelec leases its share of TMI-1 fuel from TMI-1 Fuel Corporation (TMI-1 Fuel), a special purpose unaffiliated entity. This lease agreement was amended in 1995. The arrangement was the subject of a securities certificate which we registered at S-00950534 on October 13, 1995.

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         TMI-1 Fuel is now proposing to enter into a new credit arrangement (New
Credit Facility) with the First National Bank of Chicago (First Chicago) and other lenders which would provide for borrowings by TMI-1 Fuel Corp. from First Chicago for the value of fuel under lease to Penelec not to exceed $25 million. The New Credit Facility will have an initial term of 364 days, renewable for an additional 364 day period. Debt service for the new facility will be provided by the lease payments to be made by Penelec to TMI-1 Fuel Corp. Such commercial paper or other debt of TMI-1 Fuel Corp. will be guaranteed by Penelec in proportion to its ownership interest in TMI-1. Such guarantee is a conditional obligation that, within the meaning of Section 1901(c) of the Pennsylvania Public Utility Code, constitutes the issuance of debt by Penelec.

         Lease payments made by Penelec pursuant to the new leasing arrangement consist of a British Thermal Unit charge that is proportional to the rate of consumption of the fuel at TMI-1 and a Lease Rate based upon the rates of new commercial paper and/or the new promissory notes. The New Credit Facility will continue to allow TMI-1 Fuel Corporation to issue its commercial paper from time to time finance Penelec's undivided interest in the acquisition costs for Nuclear Material. TMI-1-Fuel Corp. would be able to borrow directly under the New Credit Agreement in lieu of issuing new commercial paper and would issue its promissory notes to the new lenders evidencing such borrowings. Penelec estimates that the New Credit Facility will produce annual savings of approximately $19,500.

         We have examined Penelec's instant Securities Certificate and have determined that the proposed New Credit Facility and revised lease for fuel to be employed at TMI-1 appears to be necessary or proper for the present and

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probable future capital needs of the company, and as a result the Securities
Certificate should be registered; THEREFORE,

                  IT IS ORDERED:

         That the Securities Certificate filed by Pennsylvania Electric Company at Docket No. S-00980701 for the assumption of certain contingent liabilities in connection with a nuclear fuel lease is hereby registered.

                                              BY THE COMMISSION,


                                              James J. McNulty
                                              Secretary

(SEAL)

ORDER ADOPTED: September 17, 1998

ORDER ENTERED: September 17, 1998


















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